Exhibit 99.1

Bitdeer Announces August 2026 Production and Operations Update

Monthly Highlights

●	AI Cloud:

○	Bitdeer AI secured 100% contracted GPU capacity for its 9.5 MW A102 facility in Malaysia ahead of energization through long-term commitments, representing more than $800 million in total expected revenue.

○	Bitdeer has signed a non-binding Letter of Intent to develop an AI data center in Bhutan’s Gelephu Mindfulness City, targeting an initial 30 MW of renewable hydro/solar-powered capacity with a potential expansion pathway to 500 MW.

○	Bitdeer AI executed a 10-year data center services agreement securing an additional 65.1 MW at its A202 facility on the Johor campus, scaling total campus AI Cloud capacity to 86.8 MW to capture high-density compute demand.

●	Colocation: Bitdeer recently acquired 200 acres near existing 563 MW Rockdale facility to support AI/HPC infrastructure development.

●	Bitcoin: Production increased 249% Y/Y to 1,310 Bitcoins.

Key Metrics Summary

AI Cloud Pipeline (IT MW)	AI Cloud ARR[1]	Colocation AI Data Center	Self-Mining Hash Rate[2]	Co-Mining Hash Rate[3]	BTC Mined
206.5 MW	~$86M	$4.7B, 16-Year Lease with Volta at Tydal, Norway	79.9 (EH/s)	21.6 (EH/s)	1,310

SINGAPORE, September 17, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited operations updates for August 2026.

Management Commentary

“Our AI-cloud strategy continues to validate the vertically integrated model we’ve built at Bitdeer, converting powered land into large-scale, contracted AI/HPC revenue in addition to simply mining Bitcoin,” said Michael G. Potter, Chief Financial Officer of Bitdeer. “Tydal and the full contracting of our A102 facility are proof points that customers value the reliability and scale of our platform.” Mr. Potter continued, “We remain focused on turning that demand into durable, high-margin revenue that complements our mining business, and we’re encouraged by the pipeline of opportunities ahead.”

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer recently acquired 200 acres near existing 563 MW Rockdale facility to support AI/HPC infrastructure development. Outright ownership provides the long-term site control required to develop and finance AI/HPC data center infrastructure. Bitdeer believes its Rockdale site, with its existing large-load interconnection and established transmission infrastructure, is well positioned to receive additional power allocations over the coming years.

●	Bitdeer announced a 16-Year AI/HPC Data Center Lease for its Tydal, Norway Campus, representing approximately $4.7 billion of total contract value over the initial base term, with the potential to reach a total contract value of approximately $8.0 billion if the tenant exercises its one-time 8-year lease extension.

●	Tydal, Norway AI Data Center expected to be among Norway’s largest and most efficient AI data centers upon completion. With a PUE of approximately 1.1 and running on 100% renewable energy, it sets a compelling standard for data center performance, at scale.

AI Cloud Key Metrics:

Metric	August 2026	July 2026
GPU Amount Deployed	4,328	4,248
GPU Types	H100, H200, B200, B300, GB200, GB300	H100, H200, B200, GB200, GB300
Utilization Rate[8]	92%	95%
GPUs Under External Subscription	3,998	3,517
ARR[1]	~$86M	~$76M

AI Cloud Pipeline Update:

Data Center	Location	IT Load (MW)	GPU Platform	DC RFS	Cloud Contract Status	Long Term Contract Coverage, %	DC Contract
A101	Malaysia	2.5	GB200 and GB300	Live	Live	100%	Signed
A102	Malaysia	9.5	GB300	Nov 2026	100% signed	100%	Signed
A201	Malaysia	21.7	GB300 and Vera Rubin	Jan 2027	Late negotiations		Signed
A202	Malaysia	65.1	GB300 and/or Vera Rubin	Q3 2027			Signed
A401	Norway	42.7	Vera Rubin	2H 2027			Self-Owned
A501	WA, USA	10	Vera Rubin	Dec 2027			Self-Owned
A601	TN, USA	55	Vera Rubin	Oct 2027			Self-Owned
Total		206.5

●	New AI Data Center site: Bitdeer has signed a non-binding Letter of Intent to develop an AI data center in Bhutan’s Gelephu Mindfulness City, targeting an initial 30 MW of renewable hydro/solar-powered capacity with a potential expansion pathway to 500 MW.

●	Full Contracting of A102 Facility (Malaysia): Bitdeer AI secured 100% contracted GPU capacity for its 9.5 MW A102 facility in Malaysia ahead of energization through long-term commitments, representing more than $800 million in total expected revenue. As a general matter, Bitdeer AI seeks to structure its AI Cloud contracts so that customer prepayments are expected to cover approximately 50% of the associated capital expenditure. Revenue recognition is expected to begin in Q1 2027.

●	GPU Procurement for A201 Facility: Bitdeer AI advanced hardware readiness for its A201 facility by procuring 133 racks of GB300 ahead of energization at market price from an unaffiliated third-party supplier, ensuring seamless post-energization deployment and rapid time-to-market. This procurement is subject to customary representations, warranties, covenants, indemnities and termination rights.

●	Capacity Expansion at A202 Facility (Malaysia): Bitdeer AI executed a 10-year data center services agreement securing an additional 65.1 MW at its Johor campus, scaling total campus AI Cloud capacity to 86.8 MW to capture high-density compute demand.

●	Model Service Expansion: The model service onboarded six open-source models in August, including Day-0 availability of NVIDIA Nemotron 3.5 Lightning. These additions reflect our continued investment in the token service, broadening our open-source model offerings while enhancing service stability.

●	Industry & Community Engagement: Bitdeer AI expanded its industry reach by participating in Ai4 2026 in Las Vegas, speaking on a panel at SGTech, and hosting developer community events in Singapore to connect with key stakeholders across AI infrastructure, enterprise adoption, and emerging technologies.

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Mined 1,310 Bitcoins[4], an increase of 249% Y/Y; we continue to expect momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~79.9 EH/s.

●	Co-mining hashrate of 21.6 EH/s driven by Co-Mining collaboration, using Bitdeer’s mining rigs operated by 3rd party datacenters.

Key Crypto Metrics:

Metric	August 2026	July 2026	August 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	79.9	76.7	30.0
Other Proprietary Hash Rate[5]	4.2	5.0	0.3

Total Proprietary Hash Rate[6] (EH/s)	84.1	81.7	30.3

Co-Mining (Operated by 3rd party datacenters)	21.6	18.7	-

BTC Mined[4]	1,310	1,190	375
BTC Held[7]	61	257	1,934

Infrastructure Summary:

Bitdeer will transition its infrastructure updates from a monthly reporting cadence to quarterly disclosures issued concurrently with its financial earnings releases, providing a more meaningful and integrated perspective on the Company’s development progress. The Company’s most recent infrastructure update was disclosed alongside its Q2 2026 financial results on August 10, 2026.

Footnotes

[1]	ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period.

[2]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters.

[3]	Co-mining (Operated by 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated by third-party datacenters.

[4]	Includes BTC from self-mining operations and BTC from co-mining operations.

[5]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.

[6]	Total Proprietary Hash Rate as of August 31, 2026 includes Self-Mining Hash Rate and Other Proprietary Hash Rate.

[7]	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

[8]	Utilization Rate as of the last day of the respective month is calculated as the total number of GPUs under internal and external orders divided by the total number of deployed GPUs.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, Ethiopia, and Malaysia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include, among others, statements regarding: the expected DC RFS dates and the expected IT capacity of each data center identified above, and the aggregate AI Cloud capacity figures presented in this press release, including total campus capacity; the GPU platforms expected to be deployed at each facility and the availability and timing of delivery of that equipment; the expected commencement of revenue recognition in the first quarter of 2027 and the total expected revenue of more than $800 million under the A102 contracts; the manner in which Bitdeer AI seeks to structure its AI Cloud contracts, including expected customer prepayment coverage; the total contract value of the Tydal lease over the initial 16-year base term and the potential total contract value of approximately $8.0 billion if the tenant exercises its one-time 8-year extension option; the expected performance and characteristics of the Tydal data center, including its expected PUE and use of renewable energy; the initial 30 MW of capacity and the potential 500 MW expansion pathway contemplated by the non-binding letter of intent in Bhutan; the Company’s expectations regarding additional power allocations at its Rockdale site; the expected deployment of GPU hardware at the A201 facility; the outcome of ongoing contract negotiations, including in respect of the A201 facility; and the expectation of continued momentum in the Company’s mining results. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

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